UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Cazenove Group Limited

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)

JPMorgan Chase & Co.

J.P. Morgan International Finance Limited

(Name of Person(s) Furnishing Form)

Cazenove Ordinary Shares

Cazenove B Shares

Cazenove P2 Shares

(Title of Class of Subject Securities)

Ordinary Share ISIN GB00B06GJ268

(CUSIP Number of Class of Securities (if applicable))

Geoffrey Madle

20 Moorgate

London EC2R 6DA

United Kingdom

011 44 20 7155 5089

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Anthony J. Horan

JPMorgan Chase & Co.

Office of the Corporate Secretary

270 Park Avenue, 38th Floor

New York, NY 10017

(212) 270-6000

and

Thomas B. Shropshire, Jr.

Richard B. Riecker

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

011 44 20 7456 2000

Not applicable

(Date Tender Offer/Rights Offering Commenced)

This Form CB/A is being furnished by J.P. Morgan International Finance Limited (“JPMIF”) and JPMorgan Chase & Co. (“JPMorgan”) in connection with the acquisition of Cazenove Group Limited (“Cazenove”), a public limited company incorporated and registered in Jersey (the “Transaction”) in consideration for loan notes issued by JPMIF fully and unconditionally guaranteed by JPMorgan.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.

99.2	Loan note instrument, dated December 23, 2009, and form of loan note certificate, to be issued from January 4, 2010.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in Exhibit 99.1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

99.1*	Joint press release by JPMorgan and Cazenove, dated November 19, 2009, announcing the Transaction.

*	Previously provided with the Form CB filed with the Securities and Exchange Commission on November 19, 2009.

PART III – CONSENT TO SERVICE OF PROCESS

Not applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JPMORGAN CHASE & CO.

By:	/S/ ANTHONY J. HORAN
Name:	Anthony J. Horan
Title:	Corporate Secretary

Dated:	January 5, 2010

J.P. MORGAN INTERNATIONAL FINANCE LIMITED

By:	/S/ ANTHONY J. HORAN
Name:	Anthony J. Horan
Title:	Assistant Secretary

Dated:	January 5, 2010